

Mail Stop 4561

March 31, 2017

Jack Dorsey
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

> **Re: Twitter, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-36164**

Dear Mr. Dorsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Selected Financial Data

Non-GAAP Financial Measures, page 41

1.   Please revise to clearly explain how you calculated the tax effects of your non-GAAP Net Income (Loss) adjustments and tell us how you determined that such calculations are consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs. In this regard, your tax adjustment should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability. We note a similar presentation in your Form 8-K furnished February 9, 2017 and the fourth quarter Selected Company Metrics and Financials posted on your website.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 44

2.   You define average daily active user/usage ("DAUs") for a period as the average of the DAUs at the end of such period. Please revise to clarify the period used to calculate average DAUs and its relationship to the Daily Active Users Year-over-Year Change chart. For example, explain whether the DAUs used to calculate the year-over-year change for December 2016 are based on the average DAUs for the month of December, the quarter ended December 31 or some other period.

3.   In your Q4 2016 Letter to Shareholders, you state that your "other key engagement metrics," including time spent and total Tweet impressions, remained strong with double-digit year-over-year growth. Your management also referenced these measures as key metrics in your fourth quarter 2016 earnings call. On page 11 of the Form 10-K, you state that your financial performance is significantly determined, in part, by increasing users' overall engagement on your platform as well as the number of ad engagements. However, your engagement metrics appear to focus mainly on ad engagements. Please disclose time spent and Tweet impressions, or the percentage change in such measures, to understand the impact of platform engagement to your financial performance. Refer to Section III.B of SEC Release 33-8350.

4.   On page 44, you disclose that your monthly active users ("MAUs") for the fourth quarter of 2016 increased by 4% from the fourth quarter of 2015. However, your key metric of DAUs increased by 11% during the same period. Please explain the reasons for the difference in growth rates for MAUs versus DAUs for the fourth quarter of 2016 and whether you believe the 11% growth rate for DAUs represents a material trend. We note that in your earnings call on February 9, 2017, management attributed the 11% DAUs growth rate primarily to increased marketing and product changes, but it is unclear whether such factors are unique to the fourth quarter.

Form 8-K Furnished February 9, 2017

5.   Throughout your earnings release and in your Form 10-K, you disclose the year-over-year increase in adjusted EBITDA without a comparable discussion for the related GAAP measure. You also present adjusted EBITDA margin and free cash flow without presenting the comparable GAAP measures. Each of these disclosures appears to place greater prominence on your non-GAAP measures, which is inconsistent with the guidance in Question 102.10 of the Non-GAAP C&DIs. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Lisa Stimmwell, Esq.
        Wilson Sonsini Goodrich & Rosati